Supplement dated August 20, 2025, to Annual Notice dated May 1, 2025, for Protective Preserver, Protective Preserver II, Protective Single Premium Plus and

Protective Strategic Objectives VUL variable universal life policies issued by Protective Life Insurance Company

Protective Variable Life Separate Account

This Supplement amends certain information in your variable universal life policy Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

The “Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable” section of the table in the “APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY" section of the Annual Notice is amended so as all references to Templeton Asset Management Ltd. are hereby deleted in the following fund:

Templeton Growth VIP Fund – Class 2

If you have any questions regarding this Supplement, please contact your investment professional or us toll free at 1-800-265-1545. Please keep this Supplement for future reference.